Exhibit 99.1

RNS Number:3189Y
Wolseley PLC
05 May 2004

WOLSELEY UK TO CONSOLIDATE HEAD OFFICE OPERATIONS INTO TWO UK CENTRES

Wolseley plc, the world's largest specialist trade distributor of plumbing, heating and building materials products, announces the consolidation of the head office operations of its UK business, Wolseley UK.

Wolseley UK, the UK's largest distributor of construction products and materials is today announcing plans to consolidate its offices into two UK centres. The company will retain its Ripon office in North Yorkshire and open a new, purpose-built headquarters near Warwick.

The new HQ will house, amongst other functions, the strategic and executive leadership team, brand management, marketing, fleet and human resources. It is expected that staff will start to move to Warwick over the next eighteen months.

As part of the consolidation, eleven regional offices are planned to close. Employees in those offices will be offered the opportunity to relocate to one of the two new centres.

None of Wolseley UK's 1,400 branches will be affected by the head office changes nor its five distribution centres in the UK.

At the present time the estimated net cost of the relocation, after offsetting the expected profit from the sale of surplus land and buildings, is around £7 million. This will be incurred during the current and the next financial year. The actual cost and the timing thereof, will depend upon the outcome of consultation with staff, which will commence immediately. It is anticipated that annual net cost savings of around £3.5 million per annum will be achieved during the year ending 31 July 2006 and each year thereafter.

Wolseley UK's Managing Director Adrian Barden said, "We recently announced the streamlining of our operations into seven specialist brands under the umbrella of Wolseley UK. To underpin this new unified business structure we need a more centralised and cohesive office set-up. The move to Warwick signals the next important stage in our development. It enables us to integrate the business and gain greater focus and synergy to support our continued growth plans, providing significant opportunities for people wishing to develop their careers within Wolseley UK".

Press/Investor Enquiries:

Wolseley plc
0118 929 8700

Guy Stainer – Head of Investor Relations

Brunswick
020 7404 5959

Nina Richmond

Notes to Editors

Wolseley UK

Wolseley UK is a subsidiary of Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2003 were approximately £8.2 billion and operating profit, before goodwill, was £473 million. Wolseley has around 47,000 employees operating in 13 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 listed companies.

This information is provided by RNS
The company news service from the London Stock Exchange

END